November 19, 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley Staff Attorney Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 13, 2019

File No. 333-232172

Dear Ms. Bagley:

On behalf of LMP Automotive Holdings, Inc. (the “Company”), we are transmitting the following responses to the letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 15, 2019, containing the Staff’s comment regarding Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on November 13, 2019. Simultaneously herewith, the Company is filing an Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which incorporates revisions to address the Staff’s comment. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to such comment directly follows the text. The page reference in our response is to the page in the filed version of Amendment No. 6.

Capitalization, page 22

1. We note the amounts you disclose for cash and cash equivalents, total stockholders’ equity, and total capitalization within the pro forma offering column inclusive of the over-allotment are the same amounts disclosed in amendment number 4 and therefore do not appear to have been updated as of September 30, 2019. Accordingly, please revise your capitalization disclosures to be consistent for each column presented in this table.

RESPONSE: The Company has amended the Registration Statement on page 33 accordingly.

 We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.
M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Robert Babula

James Allegretto

Mara Ransom

Ms. Bagley

November 19, 2019

Division of Corporation Finance, SEC

Samer Tawfik

LMP Automotive Holdings, Inc.

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP